11018458

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27814

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-10 (MM/DD/YY) AND ENDING 12-31-10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MEADOWBROOK SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4266 I-55 NORTH, SUITE 106
(No. and Street)

JACKSON	MS	39211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEROY H. PARIS, II — 601-354-4255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HADDOX REID BURKES & CALHOUN PLLC
(Name – *if individual, state last, first, middle name*)

1100 REGIONS PLAZA	JACKSON	MS	39201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/18

OATH OR AFFIRMATION

I, LEROY H. PARIS, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF MISSISSIPPI
DEBORA F. HOLBROOK
ID No
94032
NOTARY PUBLIC
Comm Expires
August 30, 2013
MADISON COUNTY

Debora Holbrook
Notary Public

Leroy H. Paris
Signature

CHIEF EXECUTIVE OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

HADDOX
REID
BURKES &
CALHOUN PLLC

CPAs & Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Meadowbrook Securities, LLC
Jackson, Mississippi

We have audited the accompanying statements of financial condition of Meadowbrook Securities, LLC (formerly InvestLinc Securities, LLC) as of December 31, 2010 and 2009, and the related statements of income (loss), changes in equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meadowbrook Securities, LLC as of December 31, 2010 and 2009, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Haddox Reid Burkes & Calhoun PLLC

February 25, 2011

1100 Regions Plaza ▪ P.O. Drawer 22507 ▪ Jackson, MS 39225-2507 ▪ Ph: 601-948-2924 ▪ Fx: 601-960-9154 ▪ www.hrbccpa.com

MEADOWBROOK SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
CASH	$ 3,622	12,573
CERTIFICATE OF DEPOSIT	-	20,530
PREPAID EXPENSES AND DEPOSITS	2,300	5,200
SECURITIES OWNED:		
Marketable, at market value	7,119	5,946
OFFICE EQUIPMENT AT COST, less accumulated depreciation of $18,553 and $15,506, respectively	-	3,047
	$ 13,041	47,296

LIABILITIES AND EQUITY

	2010	2009
LIABILITIES:		
Accounts payable	$ 3,110	23,779
EQUITY:		
Member's equity	9,931	23,517
	$ 13,041	47,296

The accompanying notes are an integral part of these statements.

MEADOWBROOK SECURITIES, LLC

STATEMENTS OF INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUES:		
Commissions	$ 178,900	222,626
Other income	1,300	-
	180,200	222,626
OPERATING EXPENSES:		
Dues, registration fees and subscriptions	15,787	53,304
Marketing and consulting fees	1,666	15,100
Office rent and services	69,344	97,366
Office supplies and postage	9,555	8,159
Professional fees	3,970	11,747
Salaries and commissions	277,977	372,597
Taxes and licenses	683	1,206
Telephone	6,088	9,294
Travel and entertainment	5,857	16,006
Other operating expenses	18,435	32,269
Operating expenses before fees paid to Parent	409,362	617,048
Fees paid to Parent	-	13,950
	409,362	630,998
OPERATING LOSS	(229,162)	(408,372)
OTHER INCOME	2,232	454
NET LOSS	$ (226,930)	(407,918)

The accompanying notes are an integral part of these statements.

MEADOWBROOK SECURITIES, LLC

STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
BALANCE, January 1	$ 23,517	84,391
Net loss	(226,930)	(407,918)
Contributions from Member	213,344	358,044
Distribution to Member	-	(11,000)
BALANCE, December 31	$ 9,931	23,517

The accompanying notes are an integral part of these statements.

MEADOWBROOK SECURITIES, LLC

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (226,930)	(407,918)
Adjustments for differences between net loss and cash used for operating activities:		
Depreciation expense	3,047	3,973
(Increase) decrease in assets:		
Interest capitalized	-	(530)
Commissions receivable	-	8,321
Marketable securities	(1,173)	408
Prepaid expenses	2,900	25,245
Increase (decrease) in liabilities:		
Accounts payable	(20,669)	(14,448)
Other accrued expenses	-	(25,282)
Due (to) from Parent	-	33,973
Cash used in operating activities	(242,825)	(376,258)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of certificate of deposit	-	(20,000)
Proceeds from certificate of deposit	20,530	-
Cash provided by (used in) investing activities	20,530	(20,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from Member	213,344	358,044
Distribution to Member	-	(11,000)
Cash provided by financing activities	213,344	347,044
NET DECREASE IN CASH	(8,951)	(49,214)
CASH AT BEGINNING OF YEAR	12,573	61,787
CASH AT END OF YEAR	$ 3,622	12,573

The accompanying notes are an integral part of these statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware limited liability company that is wholly-owned by Meadowbrook Capital, LLC ("Parent"). The Company's primary source of income is selling limited liability company interests.

Cash and Cash Equivalents

The Company considers all checking accounts, money market accounts and investments purchased with an original maturity of three months or less to be cash and cash equivalents.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fair Value of Financial Instruments

The carrying amounts of cash, receivables and accounts payable approximate their fair values due to the short maturity of these instruments.

The Company records its investments in marketable securities at fair market value. Realized gains and losses are recorded upon disposition of financial instruments calculated based upon the difference between the proceeds and the cost basis determined using the specific identification method. All other changes in valuation of financial instruments are included as changes in the unrealized gains or losses on investments in the statement of activities.

The Company has adopted the provisions of FASB Codification 820-10, *Fair Value Measurements*, which establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the following:

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Fair Value of Financial Instruments - continued:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and brokerage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Office Equipment and Depreciation

The equipment is stated at cost less accumulated depreciation. Depreciation is provided using the modified accelerated cost recovery system over the estimated useful lives of the assets.

Recognition of Revenue

The Company records commission income when its customers have collected funds from the investor and disbursements can be made from the escrow account.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to its member. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company adopted the provisions of FASB ASC 740-10 effective January 1, 2009. ASC 740-10 (formerly FIN 48) clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. In accordance with the provisions of ASC 740-10, the Company recognizes the effect of income tax provisions only if those positions are more likely than not of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The adoption of this standard did not have a financial impact on the Company's financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. With limited exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for fiscal years before 2007. Management does not anticipate any adjustments from any tax authorities that would result in a material change to the Company's financial position. The Company has not recognized a provision for any unrecognized tax benefits, or interest or penalties thereon, in the accompanying balance sheets or statements of income.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - BUSINESS, CREDIT AND OTHER CONCENTRATIONS

A major customer is a single customer generating 10% or more of total income. In 2010 and 2009, the Company generated commissions from two and one customers, respectively, that totaled approximately 100% and 42% of total revenue, respectively. At December 31, 2010 and 2009, receivables from these customers totaled $0.

NOTE 3 - INVESTMENTS

Investments are summarized as follows:

December 31, 2010

	Cost	Market	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity Securities	$ 3,300	7,119	7,119	-	-

December 31, 2009

	Cost	Market	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity Securities	$ 3,300	5,946	5,946	-	-

Unrealized gain (losses) on investments of $1,173 and $(408) for 2010 and 2009, respectively, have been reported on the statements of income (loss).

NOTE 4 - RELATED PARTY TRANSACTIONS

Transactions with the Member and affiliated entities during the years ended December 31, 2010 and 2009 were as follows:

	2010	2009
Commissions revenue	$ 178,900	93,899
Fees paid	-	13,950

In 2010 and 2009, the Company's payroll was processed and payroll taxes paid through a paymaster account controlled by the Company.

NOTE 5 - COMMITMENTS

The Company leases a portion of its office space under a noncancelable operating lease. Rent expense for this office space in 2010 and 2009 was $69,344 and $97,366, respectively. A portion of the office space was utilized by affiliated companies in 2010, and they made payments to the lessor for the space they occupied. The Company was the only occupant of the space in 2009. Minimum future lease payments and anticipated payments by affiliated companies at December 31, 2010 are as follows:

Year	Total	Affiliated
2011	$ 99,145	39,145
2012	76,020	31,020

NOTE 6 - OPERATING LOSS

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which assumes continuation of the Company as a going concern. During the current fiscal year, the Company incurred a significant operating loss from operations which was funded by capital contributions from its Parent Company. Management believes that the actions presently being implemented to revise the Company's operations should sustain the Company as a going concern. If needed, management will seek capital from its Parent to satisfy net capital requirements.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $6,563 (2009 - $14,327), which was $1,563 (2009 - $9,327) in excess of its required net capital of $5,000 (2009 - $5,000). The Company's net capital ratio was 0.47 to 1.

NOTE 8 - SUBSEQUENT EVENTS

The Company had no subsequent events of a material nature requiring disclosure in the financial statements through February 25, 2011, the date the financial statements were approved by the Company's management and thereby available to be issued.

SUPPLEMENTAL INFORMATION

MEADOWBROOK SECURITIES, LLC — SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2010

NET CAPITAL:		
Total equity		$ 9,931
Deductions:		
Non-allowable assets from statement of financial condition:		
Prepaid expenses		2,300
Net capital before haircuts on security positions		7,631
Haircuts		1,068
Net capital		6,563
AGGREGATE INDEBTEDNESS:		
Items included on statement of financial condition	$ 3,110	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of $5,000 or 6.67% of aggregate indebtedness)		5,000
Excess net capital		$ 1,563
Ratios: Aggregate indebtedness to net capital		0.47 to 1
RECONCILIATION WITH COMPANY COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2010):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report		$ 6,563
Differences		-
Net capital, per above		$ 6,563

OTHER SCHEDULES
DECEMBER 31, 2010 AND 2009

The following schedules are not being filed as they are inapplicable or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent does not carry securities accounts for customers or perform custodial functions relating to customer securities.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

4. Statement of Changes in Liabilities Subordinated to Claims of Creditors is not required since no liabilities of the respondent are subordinated to the general claims of creditors.

HADDOX
REID
BURKES &
CALHOUN PLLC
CPAs & Advisors

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL

To the Member
Meadowbrook Securities, LLC
Jackson, Mississippi

In planning and performing our audit of the financial statements and supplemental schedules of Meadowbrook Securities, LLC (the "Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding

paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haddox Reid Burkes & Calhoun PLLC

February 25, 2011

HADDOX
REID
BURKES &
CALHOUN PLLC

CPAs & Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
Meadowbrook Securities, LLC
Jackson, MS

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Meadowbrook Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Meadowbrook Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Meadowbrook Securities, LLC's management is responsible for Meadowbrook Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (general ledger), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (general ledger), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (general ledger) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct any examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haddox Reid Burkes & Calhoun PLLC

February 28, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended __________, 20__
(Read carefully the instructions in your Working Copy before completing this Form)

Cancelled 2-11

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027814 FINRA DEC
MEADOWBROOK SECURITIES LLC 17*17
4266 1-55 NORTH SUITE 106
MEADOWBROOK OFFICE PARK
JACKSON MS 39211

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ ~~753~~ 453
   B. Less payment made with SIPC-6 filed (exclude interest) (~~150~~ (107
   107-
   Date Paid 7/31/11
   C. Less prior overpayment applied 43 (43 (43)
   150
   D. Assessment balance due or (overpayment) 303
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ ~~40 credit~~ 3 303
   Amt Due $3 Please Submit
   G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ ~~0~~ 303
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number).

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Meadowbrook Securities LLC
(Name of Corporation, Partnership or other organization)

2/28/11 [signature]
[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 2 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: 2/3/11 Postmarked 2/10/11 Received Reviewed

Calculations [initials] Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: 2/18/11

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1-10, 2010 and ending 12-31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ ~~61290.00~~ 182432.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — 1173

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — 183604 (1173)

2d. SIPC Net Operating Revenues — 181259 ~~182431.00~~ ~~61290.00~~

2e. General Assessment @ .0025 — 453 ~~459~~ $ ~~153~~

(to page 1, line 2.A.)

MEADOWBROOK SECURITIES, LLC
(WHOLLY-OWNED BY MEADOWBROOK CAPITAL, LLC)

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2010 AND 2009